UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

AUGUST 13, 2007

Commission File Number:   1-14636

ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)
1155 Metcalfe Street, Suite 800 Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [_]	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______

Exhibit Number	Description
99.1	Press Release entitled “Quebec Superior Court Issues Final Order Approving the Merger of Abitibi-Consolidated and Bowater,” dated August 7, 2007.

99.2	Press Release entitled “Canadian Competition Bureau Clears Proposed Abitibi-Consolidated and Bowater Combination,” dated July 24, 2007.

99.3	Press Release entitled “AbitibiBowater Inc. Receives Investment Canada Act Approval,” dated July 25, 2007.

99.4	Press Release entitled “Abitibi-Consolidated Shareholders Approve Combination with Bowater,” dated July 26, 2007.

99.5	Press Release entitled “Abitibi-Consolidated and AbitibiBowater Undertake to Postpone Earliest Exchangeable Share Redemption Date,” dated July 26, 2007.

99.6	Press Release entitled “Abitibi-Consolidated and Bowater Announce Executive Team for AbitibiBowater,” dated July 17, 2007.

99.7	Press Release entitled “ISS Recommends Abitibi-Consolidated Shareholders Vote 'FOR' the Proposed Combination with Bowater,” dated July 15, 2007.

99.8	Press Release entitled “Abitibi-Consolidated and Bowater Set Shareholder Vote for Proposed Combination,” dated June 13, 2007.

99.9	Press Release entitled “SEC Completes Review of Proxy Materials for Proposed Abitibi-Consolidated and Bowater Combination,” dated June 22, 2007.

99.10	Report of Voting Results, dated May 16, 2007, following the Annual Meeting of shareholders of the Company held on May 8, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITIBI-CONSOLIDATED INC. (Registrant)
	By:	/s/ Jacques P. Vachon
Date: August 13, 2007		Jacques P. Vachon Senior Vice President, Corporate Affairs, and Secretary